
HINDALCO
ADITYA BIRLA GROUP


03050549

Ref: AJJ:PVK:148:2003

Date:- 30th April, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C. 207 SECTION

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

We write to inform you that at the Meeting of the Board of Directors of the Company, held on Wednesday, the 30th April, 2003, the Directors of the Company have recommended to the Company's Shareholders about the payment of the following Dividends on Equity Shares for the Financial Year commencing on 1st April, 2002 upto 31st March, 2003.

On 9,24,75,275 Equity Shares of Rs.10/- per Share @ Rs.13.50 per fully paid Equity Share. (Prorata Dividend on 3,099 Partly Paid Equity Shares).

Please note that the Register of Members & Transfer Books of the Equity Shares of the Company will remain closed from Wednesday, the 16th July, 2003 to Thursday, the 31st July, 2003 (both days inclusive).

All the Equity Shares received by the Company for transfer till the conclusion of the business hours on Tuesday, the 15th July, 2003 and BENPO provided by the Depository Companies giving details of Shareholders as on 15th July, 2003, will be entitled for the above mentioned Equity Dividend for the Financial Year commencing on 1st April, 2002 upto 31st March, 2003.

The Dividend on the Equity Shares, as and when sanctioned, will be made payable to the Company's Equity Shareholders, who are entitled for the Dividend as on Thursday, the 31st July, 2003 and the Warrants will be made encashable at par in accordance of arrangement made by the Company with the Bankers as per guidelines of Reserve Bank of India.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Please acknowledge.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**



ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary



MAY 12 2003
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

HINDALCO INDUSTRIES LIMITED

Regd. Office "Century Bhavan", 3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

(Rupees in Million)

ars	Nine Months ended 31/12/2002 (Unaudited)	Quarter ended 31/03/2003 (Unaudited)	Quarter ended 31/03/2002 (Unaudited)	Accounting Year ended 31/03/2003 (Audited)	Previous Accounting Year ended 31/03/2002 (Audited)
s	36,540	13,215	6,477	49,755	23,314
come	1,599	730	802	2,329	2,109
xpenditure	27,030	10,584	4,015	37,614	13,374
rease)/Decrease in Stock in Trade	(902)	665	215	(237)	(193)
sumption of Raw Materials	17,078	6,202	1,246	23,280	4,756
Cost	1,630	598	473	2,228	1,672
ufacturing Expenses	6,772	2,353	1,618	9,125	5,549
r Expenditure	2,452	766	463	3,218	1,590
	824	377	111	1,201	456
rofit	10,285	2,984	3,133	15,269	11,593
ation	1,927	715	406	2,642	1,543
fore Tax & Extraordinary Items	8,358	2,269	2,747	10,627	10,050
inary Items	-	1,633	-	1,633	-
fore Tax	8,358	636	2,747	8,994	10,050
ision for Current Tax	1,926	594	605	2,520	2,570
fore Deferred Tax	6,432	42	2,142	6,474	7,480
ision for Deferred Tax	807	(154)	220	653	620
t	5,625	196	1,922	5,821	6,860
Equity Share Capital					
lue : Rs.10/- per Share)	737	925	745	925	745
(excluding revaluation reserve)				60,986	45,071
iluted EPS (Rs.)	76	2	26	63	92
e of non-promoter shareholding					
er of shares				69,941,682	57,498,321
ntage of shareholding				75.63%	77.22%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Accounting Year ended 31/03/2003 (Audited)	Previous Accounting Year ended 31/03/2002 (Audited)
1. Segment Revenue		
(a). Aluminium Business	23,740	23,314
(b). Copper Business	26,015	-
	49,755	23,314
Less: Inter Segment Revenue	-	-
Net Sales/Income from operations	49,755	23,314
2. Segment Results (Profit/Loss before Tax and Interest from each Segment)		
(a). Aluminium Business	6,605	8,518
(b). Copper Business	3,839	-
	10,444	8,518
Less: Interest Paid	(1,201)	(456)
	9,243	8,062
Add: Other un-allocable Income net off un-allocable expenses	1,384	1,988
Profit before Tax & Extraordinary Items	10,627	10,050
3. Capital Employed (Segment assets-Segment liabilities)		
(a). Aluminium Business	38,491	33,148
(b). Copper Business	24,026	-
	62,517	33,148

esults have been taken on record at the meeting of the Board of Directors of the Company held on Wednesday, 30th April, 2003.

directors have recommended a dividend of Rs. 13.50 per share subject to approval of the shareholders at the Annual General Meeting. The cash outgo on account of dividend would be Rs. 1,408.34 Million (including dividend tax).

commissioning of pots in its new potline, the Company has attained a metal production capacity of 3,10,000 MT as on 31st March, 2003.

l arrangement (The Scheme) between the Company, Indo Gulf Corporation Limited (IGCL) and Indo Gulf Fertilisers Limited (IGFL) and their respective shareholders and creditors which envisages the demerger of the fertiliser business of IGCL to IGFL and the amalgamation of the "remaining business of IGCL" (Copper and certain Precious Metals etc) with the Company, has been approved with effect from 1st Aril, 2002. In consideration thereof, the Company has issued 1,87,67,635 equity shares to the shareholders of heme has accordingly been given effect to in these accounts and operational results for the year of the remaining business of IGCL has been incorporated in the Company's results. The subsidiaries of the then IGCL, Dahej Harbour and Infrastructure Limited, ance Company Limited and Birla Resouces Pty Limited became the subsidiaries of the Company.

inary Items include:

on towards loss on sale of 10,57,62,034 shares, being its entire holding in Mangalore Refinery and Petrochemicals Limited(MRPL) to ONGC.

towards merger expenses.

03, the Company has raised debts of Rs. 500 million at 6.20% and Rs. 500 million at 5.95% through issuance of secured non convertible debentues of 5 years maturity for general corporate purposes.

pletion of open offer, the Company has made a final offer to acquire remaining 38,25,919 equity shares of Indal in February, 2003 as per SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997. Till 31st March, 2003 total hold

has acquired Copper Mines in Australia through investment in wholly owned subsidiary Birla Minerals Resources Pty Limited by way of equity participation of AUS$ 89.92 million.

er under consideration, the Company has reinstated its Fixed Assets at Original Cost instead of revalued amount due to which the gross value of fixed assets has been reduced by Rs. 25809.29 million. Revaluation amount included in the value of

amation of the remaining business of Indo Gulf Corporation Limited with the company during the year , current year figures are not comparable with those of the previous year. Figures of the previous year have been regrouped

By and on behalf of the Board

A.K. Agarwala
Whole-time Director

2003

PRESS RELEASE

Date:30.04.2003

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY
Q4, FY 2002-03

CONSOLIDATING PERFORMANCE

	For the Quarter ending 31.03.2003	For the Year ending 31.03.2003
Turnover	**Rs. 1,321.5 Crores**	**Rs. 4,975.5 Crores**
Operating Profit	**Rs. 263.1 Crores**	**Rs. 1,212.5 Crores**
Net Profit before Extraordinary items	**Rs. 182.9 Crores**	**Rs. 745.5 Crores**

Dividend declared ____%. Payout increased by ___%

Hindalco, the flagship Company of the Aditya Birla Group, has consolidated its performance during the 4th Quarter.

The figures for this year are not comparable to that of the previous year, due to the inclusion of the Copper division's performance.

During the 4th Quarter the Company attained a turnover of Rs. 1,321.5 Crores despite a weak economic environment and difficult market conditions. Aggressive marketing of larger volumes with a successful emphasis on growing share of value added products has been the major growth driver. Even as escalating input costs and intense competition have pressurized operating margins, Hindalco's profits, excluding extraordinary items of a one-time nature, have grown. Given the prevailing environment this is a noteworthy achievement.

The Aluminium division has witnessed a smart recovery on the back of enhanced volumes and higher realisations, which has partly offset the production losses suffered in the earlier quarters. The Quarter 4 performance has contributed substantially to the satisfactory results for the full year.

Sales

Net Sales stand at Rs. 1,321.5 Crores, inclusive of the Copper division's contribution.

The Aluminium division has recorded sales of Rs. 696.8 Crores which is a 7.6% increase over Rs. 647.6 Crores in the corresponding quarter of last year. This is mainly on account of higher volumes and greater proportion of value added products.

The Copper division's Net Sales at Rs. 624.7 in 4th Quarter reflects an 8.9% rise over that of Rs. 57[illegible] Crores in the comparable quarter of previous year.

Profits

Profits before Tax and extraordinary items is lower by 17.4% at Rs. 227.0 Crores vis-à-vis Rs. 274.7 Crores in the corresponding quarter of the earlier year.

Profits after Tax but before extraordinary items decreased 4.8% to Rs. 182.9 Crores as compared to the corresponding quarter of the previous year.

The Company sold its entire holding in MRPL to ONGC, incurring a one time loss of Rs. 146.7 Crores. Further, the acquisition of the Copper business entailed a cost of Rs. 16.6 Crores.

Consequently the Company's Net Profit after extraordinary items and Tax is Rs. 19.6 Crores. As stated earlier, this is not comparable to the profit of the previous year.

Financial Performance

The Company' financial performance both for the Quarter ended 31st March 2003 as well as the full year is as indicated.

Particulars	Quarter ended 31st March 2003	Quarter ended 31st March 2002	Year ended 31st March 2003	Year ended 31st March 2002
Net Sales	**1,321.5**	**647.6**	**4,975.5**	**2,331.4**
PBDIT	336.1	326.5	1,447.0	1,204.9
Interest	51.4	23.1	178.6	89.2
Depreciation	71.5	40.6	264.2	154.3
Profit before Extraordinary items & Tax	227.0	274.7	1,062.7	1,005.0
Provision for Taxes	44.1	82.5	317.3	319.0
Net Profit before Extraordinary items	**182.9**	**192.2**	**745.5**	**686.0**
Extraordinary items	163.3	-	163.3	-
Net Profit	19.6	192.2	582.1	686.0

Equity Capital	92.45	74.46	92.45	74.46
EPS (Rs) before Extraordinary items	19.8	25.8	80.6	92.1

Dividend

The Directors have recommended a dividend of Rs. ___per equity which will be paid in line with the applicable regulations. The total outgo on account of dividend payments, including Tax on dividend would be Rs. ____ Crores.

Operational Review

Aluminium

(Qty in MT)

	Q4 FY 2003	Q4 FY 2002	% Change	FY 2002-03	FY 2001-02	% Change
Aluminium Metal	75,835	70,529	7.5	266,837	261,338	2.1
Alumina Calcined	140,697	130,780	7.6	501,270	494,724	1.3
Redraw Rods	14,401	13,766	4.6	50,790	52,204	(2.7)
Extrusions	4,298	4,002	7.4	18,729	16,251	15.2
Rolled Products	17,950	17,916	0.2	73,171	70,113	4.4
Foils	5,502	4,760	15.6	19,235	17,209	11.8
Alloy Wheels (No.)	12,738	5,818	118.9	56,117	22,889	145.2
Power Availability:			**M.U.**			
Power Sent Out :						%
Renusagar	1,211	1,085	11.7	4,360	4,053	7.6
Co-generation	70	68	3.7	254	242	5.1

The Aluminium division has recorded an all round improvement in production. Metal volumes have increased by 7.5% mainly on the back of production from the new Potlines No. 10 and 11. Extrusions and Foils have demonstrated robust growth, both in terms of quarter-on-quarter as well as year-on-year. Production of wire rods during the year is marginally lower on account of constraints on metal availability caused by a temporary disruption of smelting operations in September 2002.

Copper

(Qty in MT)

	Q4 FY 2003	Q4 FY 2002	% Change	FY 2002-03	FY 2001-02	% Change
Copper Cathode	45,061	41,605	8.3	185,159	151,445	22.3
Sulphuric Acid	119,434	126,977	(5.9)	495,703	403,903	22.7
DAP/NPK	61,583	89,455	(31.2)	315,785	299,878	5.3
Gold	1.64	2.39	(31.4)	5.45	7.49	(27.3)
Silver	8.31	7.89	5.3	30.50	27.65	10.3

During the 4th Quarter the Copper division's Cathode production at 45,061 MT is up by 8.3% over 41,605 MT in the corresponding quarter of the previous year. In Sulphuric Acid there was a marginal decline of 5.9% at 119,434 MT. Production of Diammonium Phosphate and NPK was regulated given that the subsidy reduction was not conducive to manufacture the products with imported phosphoric acid. Likewise the gold content in the copper concentrate was kept consciously lower in view of the adverse duty structure vis-à-vis finished gold imports.

However, for the full year the Copper division turned in an impressive performance registering an over 22% increase both in Copper Cathode at 185,159 MT and Sulphuric Acid at 495,703 MT. DAP / NPK at 315,785 MT is higher by 5.3% over the last year. The overall increase in Copper production has contributed significantly to enhancing exports and in offsetting the negative impact of the economy.

Brownfield Expansion

Hindalco's Aluminium division is in the final leg of a Rs. 1,800 Crore Brownfield expansion at Renukoot. In line with the original expansion plan Aluminium Smelting Capacity was to be increased by 100,000 MTPA to 342,000 MTPA, Alumina Refining Capacity was to be augmented by 210,000 MTPA to reach 660,000 MTPA (450,000 MTPA) and Power Generation Capacity was to be enhanced to 779 MW (619 MW).

Even as the expansion is nearing completion through modification, debottlenecking and marginal plan changes the company is further enhancing the Smelter capacity to 360,000 MTPA and Alumina Refinery capacity to 700,000 MTPA. This will facilitate optimisation of expanded facilities and importantly, will be implemented within the original budget.

To become globally competitive in terms of its cost structure the Copper division has undertaken a Brownfield expansion to raise the Smelter capacity from 150,000 TPA to 250,000 TPA. When accomplished this low cost expansion will position Birla Copper amongst the top 20% producers. The expansion of the plant capacity is progressing well and is expected to be commissioned in the first half 2003-04.

The Copper division is evaluating a further expansion as well, so as to be among the top 10% cost competitive producers globally.

Increasing stake in Indal through an Open offer

To overcome the perceived conflict of minority interest and achieve full realisation of potential synergies, Hindalco further increased its stake in Indian Aluminium Company Ltd. (Indal) from 74.48% to 96..%. The additional acquisition was through an open offer to the remaining shareholders at a price of Rs. 120 per share. It entailed an additional investment of Rs 184.5 Crores.

Outlook

Aluminium

Going forward, the domestic outlook is positive with expectations of stronger economic fundamentals supported by a normal monsoon 2003. The outlook for individual segments remains encouraging. The recently introduced Electricity Bill and substantial allocations by the Government of India for Power Generation and Transmission & Distribution should strengthen the demand from the Electrical Sector.

The Building Construction segment continues to be supported by lower interest rates and easy availability of financing while Budget 2003 has retained tax breaks for housing. The Auto Sector continues to be buoyant and should perform better with expectations of a stronger performance from the farm sector. Both Packaging and Consumer durables should also receive impetus from a stronger agricultural performance. The mid term outlook for Strategic Applications is positive. Hindalco's Aluminium division looks forward to a successful year ahead.

Additionally, the long-term fundamentals for aluminium are firmly intact. Given past trends amongst commodities, aluminium can be expected to lead the way in terms of stronger consumption trends as well as firmer price trends, no sooner firm indications of an economic revival emerge.

Copper

The world wide demand of Copper had a negative growth of -1.7% for 2002 and the forecast for 2003 is a growth of 2%. Although Metal exchange stocks are subsiding slowly, the demand picture in USA and Europe is yet to pick up. However, Asian demand driven by China continues to be healthy. Consumption in the domestic market is expected to grow at 3-5% maximum with JFTC continuing to have demand problems.

Constraints in Concentrate supply continue. The tight market position is reflected in lower Long Term TcRc and continuing decline of Spot TcRc. World wide Smelters face ongoing lower Benchmark Treatment charges / Refining Charges (TCRC) for 2003-04 as mines continued with production cuts and smelter production remained unaltered. Spot market also continued to be under pressure and numbers and historically low numbers are seen. Average spot terms dropped sharply. However, Hindalco's Copper division has been able to secure substantial quantity of Long Term contracts for increased production.

Overall Outlook

Hindalco is poised to grow well, driven by

i) The full impact of its Brownfield Aluminium expansion.
ii) Recovery of Margins in the Aluminium business.
iii) Leveraging the synergies with Indal.
iv) The completion of the Copper Brownfield project.
v) The acquisition of the Nifty Mines which will fuel further growth and finally,
vi) The prospects of a further low cost expansion at its Dahej plant.